UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: June 19, 2018

The Company has decided to revise the agenda of the Annual General Meeting of shareholders to be held today, Tuesday, June 19 2018 (the "Meeting"), by removing Item B, regarding the re-election of Ms. Gabi Heller and Mr. Rafi Koriat to serve on the Board of Directors of the Company as external directors for additional terms of three years each, and the equity grants to each of them (as detailed in the Proxy Statement for the Meeting, dated May 3, 2018 (as amended on May 22, 2018, on May 24, 2018 and on June 4, 2018) (the "Proxy Statement")), in order to further discuss the matter internally.

As provided for in the Item A of the Proxy Statement, and in light of the removal of Item B from the agenda for the Meeting, it is hereby clarified that the grant of the Directors' RSUs (as defined under Item A of the Proxy Statement) to Messrs. Ben-Arie and Bendoly shall be deemed revoked as well.

No change is made to any other item on the agenda for the Meeting.

For further information, please see the Proxy Statement at:
https://www.sec.gov/Archives/edgar/data/1109138/000117891318001840/zk1821771.htm